United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

VALE S.A.

Publicly-held Company

CNPJ/MF 33.592.510/0001-54

NOTICE TO THE MARKET

Vale S.A. (“Vale”) informs its shareholders and the market in general that it expired today the withdrawal period to the exercise of the withdrawal rights by shareholders holding class “A” preferred shares, who dissented from the resolution that approved the conversion of class “A” preferred shares into common shares (“Conversion of the Remaining Shares”), in a special shareholders’ meeting held on October 18, 2017, has expired.

Pursuant to the provisions of art. 137, paragraph 3 of Law No. 6,404/76, Vale announces that no general meeting will be convened to reconsider the resolution that approved the Conversion of the Remaining Shares. The amount of the reimbursement will be paid to the dissenting shareholders that exercised their withdrawal rights on November 27, 2017, as follows:

(i)                                   to shareholders whose shares are deposited in Bradesco S.A., Depositary Financial Institution of the shares issued by Vale S.A., the amounts will be paid according to the bank domicile kept in their records; and

(ii)                                to shareholders with shares held in custody at B3 S.A. — Brasil, Bolsa, Balcão (“B3”), the amounts will be transferred and paid through their custody agents.

Beginning of Trading

The last day of trading of all class “A” preferred shares in B3 will be on November 24, 2017, so that, as of November 27, 2017, all shares issued by Vale negotiated in B3 will be of the common type and traded on B3 under the code “VALE3”, except for the twelve special class preferred shares held by the federal government.

On the same date, November 27, 2017, and as a result of the Conversion of the Remaining Shares, holders of American Depositary Shares representing class “A” preferred shares (the “Preferred ADSs”) will be entitled to receive American Depositary Shares representing common shares (the “Common ADSs”), each Common ADS representing one common share of Vale, at a ratio of 0.9342 Common ADS for each one Preferred ADS held, and if applicable, a cash-in-lieu payment representing the net cash proceeds from the sale in the open market by Citibank, N.A., in its capacity as Depositary (the “Depositary”), of any fractional entitlement to a Common ADS to which the holder of Preferred ADS would otherwise be entitled to receive (the “Cash-in-lieu Payment”). No fractional Common ADS will be issued to holders of Preferred ADSs. As of November 27, 2017, Preferred ADSs will no longer be traded on the New York Stock Exchange (“NYSE”) but Vale’s Common ADSs will continue to trade on the NYSE under trading symbol “VALE”.

Disposal of fractions

The fractions of common shares resulting from the Conversion of the Remaining Shares will be grouped into whole numbers of common shares and sold at auctions that will be held at B3 in due course, and the net proceeds from sale (after deduction of applicable fees and expenses, including sale commissions) will be reverted to the holders of the fractions pro rata to the fractions held by them.

The Depositary will calculate and aggregate the fractional entitlements to Common ADSs issuable for all holders of Preferred ADSs, arrange for the sale of the aggregate of such fractional entitlements on the NYSE, and distribute the Cash-in-lieu Payment (net of applicable taxes and reimbursable expenses).

Rio de Janeiro, November 21, 2017

Luciano Siani Pires

Investor Relations Chief Executive Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: November 21, 2017		Director of Investor Relations